Exhibit 4(a).2

English Language Summary

Financing Agreement (the “Agreement”) through the opening of a credit line – Contrato de Financiamento Mediante Abertura de Crédito N.11.2.0814.1

Parties:	Vivo S.A., as borrower, and Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), as financing party.
Intervening Party	Telefônica Brasil S.A.
Date:	October 14, 2011
Purpose:
Opening of a credit line, through the lending of funds from the Workers Assistance Fund (Fundo de Amparo ao Trabalho – FAT), Special Deposits Fund (FAT – Depósitos Especiais) and the Social Participation Fund (Fundo de Participação – PIS/PASEP), in addition to other sources, for (i) investments in research and development, expansion and improvement of telecommunications infrastructure, (ii) acquisition of equipment and machinery required for the purposes listed in (i) above, and (iii) social projects to be carried out by Fundação Telefônica (collectively, the “Project”).

Amount:
The credit line is for a total aggregate amount of R$3,031,110,000, divided in five tranches: (i) sub-tranche “A”: R$1,360,455,000, (ii) sub-tranche “B” R$544,182,000, (iii) sub-tranche “C” R$858,770,000, (iv) sub-tranche “D” R$245,363,000 and (v) sub-tranche “E” R$22,340,000.

Payment:
Principal. For sub-tranches “A,” “C,” “D” and “E” the amount of the credit line shall be paid in 60 monthly installments, with the first payment due on August 15, 2014 and thereafter on the 15th day of each month until July 15, 2019. For sub-tranche “B,” the amount of the credit line shall be paid in 60 monthly installments, with the first payment due on August 15, 2014 and thereafter on the 15th day of each month until July 15, 2019.

Interest. For sub-tranche “A,” the interest on the principal will be of 2.38% per year and for sub-tranche “D” the interest on the principal will be of 3.08% per year, in each case above the Long-Term Interest Rate (Taxa de Juros de Longo Prazo – TJLP) released by the Central Bank of Brazil (Banco Central do Brasil), plus one percent (1%) per year.  The interest rates mentioned above vary based on the TJLP.

For sub-tranche “B,” the interest on the principal will be of 2.38% per year above the variable interest rate readjusted quarterly on the 16th day of January, April, July and October, which will be based on the average weighted cost of all the fees and expenses incurred by BNDES in raising funds in foreign currency, in the calendar quarter immediately prior to the adjustment of such interest rate, calculated over the outstanding balance with monetary correction to account for foreign exchange rates.

For sub-tranche “C,” the interest on the principal will be of 1.48% per year above the Long-Term Interest Rate (Taxa de Juros de Longo Prazo – TJLP) released by the Central Bank of Brazil (Banco Central do Brasil). The interest rate varies based on the TJLP.

For sub-tranche “E,” the interest on the principal varies based on to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo – TJLP) released by the Central Bank of Brazil (Banco Central do Brasil).

Monetary Correction
The portion of sub-tranche “B” not drawn by the borrower will be corrected, from August 15, 2011, up to the date on which it will be drawn by the weighted average of the exchange corrections over the amounts borrowed by BNDES in foreign currency, subject to certain conditions.

Guarantees:
Surety. Telefônica Brasil S.A. has executed the agreement as Vivo S.A.’s guarantor and principal payer of the amounts due under the Agreement, assuming joint and several liability for all obligations assumed by Vivo S.A.

Telefonica Brasil’s Obligations:
Telefônica Brasil S.A. agrees to: (i) follow the standard covenants applicable to BNDES agreements (Disposições Aplicáveis aos Contratos do BNDES); (ii) submit to BNDES’ prior consent any matters or proposals concerning the encumbrance of any title or shares of Vivo, or the sale, acquisition, merger, consolidation, division of assets or any other act that could materially change Vivo’s current structure, or change the status of Telefonica Brazil S.A. as Vivo’s controlling shareholder, except in cases where Telefonica S.A. remains as direct or indirect majority shareholder of Vivo; (iii) not promote Vivo’s inclusion in corporate agreements, articles of incorporation or organization, of instruments which result in: (a) restrictions on the growth capacity of Vivo or its technological development, (b) restrict Vivo’s access to new markets, or (c) restrictions on the ability to pay the financial obligations related to BNDES transactions; (iv) not promote actions or measures which may cause losses or change the economic-financial balance of Vivo; (v) adopt all measures necessary to ensure that the credit will be allocated as proposed in this agreement; (vi) contribute all resources necessary to the implementation of Vivo’s investment plan as presented to BNDES, (vii) immediately report to BNDES any act or fact that could adversely affect the accomplishment of the objectives set forth under the Agreement; (viii) exercise its controlling power on Vivo, directly or indirectly, to maintain the authorization term signed with ANATEL, (ix) ensure, as controlling shareholder, compliance with all obligations set forth under the Agreement, (x) keep during the term of the Agreement, until its final maturity date, the following financial ratios at the values below, to be verified each calendar semester, in June and December, based on its consolidated financial statements as calculated by external auditors registered with the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários – CVM):

a. Capitalization Index (PL/AT): equal or higher than 0.35,
b. Net Financial Debt / EBITDA: equal or lower than 2.50,
d. Short-term Net Financial Debt /EBITDA: equal or lower than 0.20,
c. EBITDA / Net Financial Charges: equal or higher than 3.00.

In the event of noncompliance with any of the indices provided in (x) above, BNDES will be authorized, in each assessment period, in its sole discretion, within 30 days after the presentation to BNDES of the report of verification of the financial ratios referred above, to cause either the acceleration payment of all amounts due under the Agreement or the blocking of funds to the borrower amounting to 3 (three) times the value of the next installment of interest and principal due under the Agreement for Assignment and Income Pledge entered into on August 9, 2007, as amended.

Material covenants:
The borrower (i) commits to use all the credit lines in 33 months from the execution of the Agreement; (ii) has a duty to obtain environmental licenses for the project and adopt measures to avoid and correct damage to the environment, (iii) in case of reduce staffing due to the project has a duty to offer training and/or assist with recruiting of workers , (iv) agrees to not create any new liens or obligations without BNDES’ authorization (except for judicial deposits and financings less than 18 months);

Acceleration:
Any breach of the Agreement by the borrower can result in all amounts due under the Agreement becoming immediately due.  Other material acceleration events are listed and include: (i) the borrower terminating workers without complying with the obligations to offer training and assistance in recruiting under the Agreement; (ii) the borrower including in any corporate agreement, bylaws or charter of Vivo or its controlling companies any provision restricting the payment of financial obligations arising under the Agreement; (iii) noncompliance with certain provisions of the Agreement by Telefônica Brasil S.A.